SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                               PIERRE FOODS, INC.
                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
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                         (Title of Class of Securities)

                                  720 830 10 8
                                  ------------
                      (CUSIP Number of Class of Securities)
    Ms. Pamela M. Witters                           Mr. David R. Clark
    Chief Financial Officer                         President
    Pierre Foods, Inc.                              PF Management, Inc.
    9990 Princeton Road                             361 Second Street, NW
    Cincinnati, OH 45246                            Hickory, NC 28601
    (513) 874-8741                                  (828) 304-2307
--------------------------------------------------------------------------------
    (Names, Addresses and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:
    Patrick Daugherty, Esq.                          Garza Baldwin, III, Esq.
    Foley & Lardner                                  Womble Carlyle Sandridge
    150 West Jefferson Avenue                          & Rice, PLLC
    Suite 1000                                       3300 One First Union Center
    Detroit, MI 48226-4416                           Charlotte, NC 28202-6025
    (313) 442-6495                                   (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer

d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                          AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$5,440,670                                        $783
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,176,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $2.50 per share, which assumes the exercise of options to purchase 25,000 shares.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is .0092% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $783
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 3, 2001 and January 24, 2002

This Amendment No. 13 to Rule 13e-3 Transaction Statement (this "Statement") is being filed to report the completion of the share exchange pursuant to the Amended and Restated Agreement and Plan of Share Exchange dated as of December 20, 2001 and further amended as of June 20, 2002 (the "Exchange Agreement") among PF Management, Inc., a North Carolina corporation ("PF Management"), James C. Richardson, Jr., David R. Clark and Pierre Foods, Inc., a North Carolina corporation, ("Pierre Foods").

Upon consummation of the transactions contemplated by the Exchange Agreement, Pierre Foods became a wholly-owned subsidiary of PF Management and the shareholders of Pierre Foods (other than PF Management) became entitled to receive $2.50 per share in cash for their Pierre Foods common stock and the associated preferred stock purchase rights.



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


The definitive Proxy Statement of Pierre Foods, including all schedules, exhibits, appendices and annexes thereto, is an exhibit to this Statement. Pursuant to General Instructions F and G to Schedule 13E-3, the Proxy Statement is hereby expressly incorporated into this Statement in its entirety by this one reference thereto. The Proxy Statement contains all of the information required in response to all of the items of Schedule 13E-3, except that it does not include all of the exhibits listed below.

                               ITEM 16. EXHIBITS.

(a)(13) Press release of Pierre Foods dated July 26, 2002 (incorporated by reference to current report on Form 8-K filed by Pierre Foods on July 26, 2002).






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



                                   SIGNATURES

            After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 26, 2002

                                       PIERRE FOODS, INC.


                                       By:   /s/ Pamela M. Witters
                                           -------------------------------------

                                             Pamela M. Witters
                                             Chief Financial Officer


                                       /s/ David R. Clark
                                       -----------------------------------------
                                       James C. Richardson, Jr.
                                       By:  David R. Clark, Attorney-in-Fact


                                       /s/ David R. Clark
                                       -----------------------------------------
                                       David R. Clark


                                       /s/ David R. Clark
                                       -----------------------------------------
                                       James M. Templeton
                                       By:  David R. Clark, Attorney-in-Fact



                                       PF MANAGEMENT, INC.


                                       By:   /s/ David R. Clark
                                           -------------------------------------
                                             David R. Clark
                                             President




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